SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 7, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2008

Buenos Aires, Argentina, August 7, 2008 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the second quarter period ended June 30, 2008 (“2Q08”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.161.0 million. This result was 40%, or Ps.45.7 million higher than 2Q07’s Ps.115.3 million, and 6%, or Ps.9.4 million above 1Q08. The annualized 2Q08 ROAE and ROAA were 23.6% and 3.1%, respectively.

•
The Bank’s net financial income was Ps.398.6 million, increasing 70% year to year (“YoY”) and 12% quarter QoQ. Banco Macro’s operating income of Ps.233.6 million jumped 109% YoY compared to the Ps.111.9 million posted in 2Q07.

•
Banco Macro’s financing to the private sector showed an attractive growth of 47% YoY, or Ps.3,446 million and 8% QoQ, or Ps.819 million. Personal loans, which represent a strategic product for the Bank, once again led annual private loan portfolio growth while overdrafts to Triple “A” companies were the leading products for 2Q08.

•
Total deposits grew 2%, or Ps.355 million QoQ, totalling Ps.14.9 billion and representing 81% of the Bank’s liabilities. Quarterly deposit growth was led by public sector deposits (16%) while private sector deposits remained unchanged.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.1.66 billion (22.1% capitalization ratio). In addition, the Bank’s liquid assets remained at a high level, reaching 53.6% of total deposits.

•	The Bank’s non-performing loans to total loans ratio was 2.03% and the coverage ratio reached 107.8%.

•	During 2Q08, the Bank paid a cash dividend of Ps.171 million (Ps.0.25 per share).

•	In 2Q08, the Bank repurchased 13.6 million shares, according to the Share Buy Back Program launched in January 8, 2008.

RESULTS

Earnings per share were Ps.0.24. This was 41% or Ps.0.07 higher than the 2Q07 value of Ps.0.17.

EARNINGS PER SHARE	MACRO consolidated
	II07	III07	IV07	I08	II08

Net income (M $)	115.3	88.0	168.7	151.6	161.0
Average shares outstanding (M)	683.9	683.9	683.9	683.2	679.5
Average shares in portfolio (M)	0.0	0.0	0.0	0.7	4.5
Average shares issued (M)	683.9	683.9	683.9	683.9	684.0
Book value per share ($)	3.58	3.71	3.96	4.17	4.04
Earnings per share ($)	0.17	0.13	0.25	0.22	0.24

Banco Macro’s 2Q08 net income rose by 40% YoY to Ps.161.0 million from last year’s level of Ps.115.3 million. When compared to 2Q07, the Bank’s operating result of Ps. 233.6 million jumped 109% compared to Ps.111.9 million for 2Q07.

The Bank’s 2Q08 ROAE and ROAA were 23.6% and 3.1%, respectively. Additionally, this performance has a higher value considering the leverage of Banco Macro’s balance sheet (7.7x assets to equity ratio) was lower than the system average (8.5x).

INCOME STATEMENT	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Net financial income	233.9	233.0	358.8	354.9	398.6
Provision for loan losses	-14.6	-29.8	-33.0	-28.7	-43.2
Net fee income	121.0	125.5	150.9	153.3	174.5
	340.3	328.7	476.7	479.5	529.9
Administrative expense	-228.4	-234.4	-274.2	-301.8	-296.3
	111.9	94.3	202.5	177.7	233.6
Minority interest	-0.1	-0.5	-0.6	-0.6	-0.7
Net other income	27.4	10.9	4.5	12.8	-12.9
Earnings before income tax	139.2	104.7	206.4	189.9	220.0
Income tax	-23.9	-16.7	-37.7	-38.3	-59.0
NET INCOME	115.3	88.0	168.7	151.6	161.0

The Bank’s financial income of Ps.699.3 million increased 73% YoY, or Ps.295.9 million. This attractive performance was mainly driven by the increase in interest on loans, by higher securities income and the increase in foreign exchange gains. For 2Q08, financial income increased 16% or Ps.95.6 million compared to 1Q08 based also on the above mentioned reasons.

Interest on loans grew Ps.186.8 million, or 79% YoY and represented 61% of total financial income. This performance was in line with the sustained private sector loan growth (please refer to Private Sector Financing section). In this segment, interests on “other loans”, which includes personal loans increased by 88% YoY and 9% QoQ. Interests on “overdrafts”, specially on those to Triple “A” companies, increased by 91% YoY and 27% QoQ.

2Q08 Results	Page 2 of 18

The quarterly increase in foreign exchange gains was explained by the decrease in the nominal exchange rate and its positive impact in the Bank’s negative foreign currency global position.

Net income from government and private securities increased 12% QoQ. This is mainly explained by interest income, trading gains and by the income on the sale of “Lujan” financial trust.

Finally, CER-adjusted income remained at similar levels as witnessed in 1Q08, in line with the CPI evolution.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Interest on cash and due from banks	2.8	6.6	5.3	2.5	1.7
Interest on loans to the financial sector	12.1	5.1	4.8	2.6	3.9
Interest on overdrafts	41.2	47.5	63.9	62.2	78.8
Interest on documents	27.9	37.1	50.2	52.6	60.6
Interest on mortgages	14.8	17.7	21.3	21.3	22.9
Interest on pledges	12.0	12.5	14.8	15.2	15.9
Interest on credit cards	13.0	13.7	17.4	20.6	24.5
Interest on other loans	115.0	140.9	171.7	198.9	216.2
Interest on other receivables from finan. interm.	4.8	5.7	3.8	6.2	3.7
Income from government & private securities (1)	86.6	84.4	191.3	139.6	156.4
Net options results	1.0	0.5	0.1	0.0	0.0
Results of guaranteed loans	8.8	14.4	2.9	9.0	9.2
CER adjustment (2)	16.8	6.3	30.5	22.4	21.6
CVS adjustment	0.6	0.4	0.3	0.2	0.2
Difference in Foreign Exchange	12.1	13.9	16.8	12.0	47.0
Other	33.9	33.3	34.7	38.4	36.7

Total financial income	403.4	440.0	629.8	603.7	699.3

(1) Income from government & private securities
LEBAC / NOBAC	69.5	73.4	173.5	133.6	119.8
Other	17.1	11.0	17.8	6.0	36.6
TOTAL	86.6	84.4	191.3	139.6	156.4

(2) CER adjustment
Guaranteed loans	14.6	5.0	28.7	20.6	19.8
Loans to the private sector	1.8	1.0	1.2	1.2	1.4
Other	0.4	0.3	0.6	0.6	0.4
TOTAL	16.8	6.3	30.5	22.4	21.6

In 2Q08, Banco Macro’s financial expenses of Ps.300.7 million climbed 77% or Ps. 131.2 million YoY. This performance was mainly driven by the increase in interest on deposits, 85% YoY, which represented 64% of total financial expenses. This can be traced to an increase in the volume of time deposits (31%) and the pick-up in the BADLAR average interest rate (13% in 2Q08 vs. 7.8% in 2Q07 and 9.1% in 1Q08).

2Q08 Results	Page 3 of 18

The quarterly increase in “other” financial expenses was explained by the higher interest rates used to discount Prestamos Garantizados’ (PGN) cash flow and its impact on their present value.

FINANCIAL EXPENSES	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Interest on checking accounts	4.6	5.3	4.8	4.0	3.4
Interest on saving accounts	2.3	2.7	4.3	3.4	3.3
Interest on time deposits	97.7	119.3	150.7	165.7	186.6
Interest on loans from the financial sector	1.0	1.4	2.1	1.0	0.8
Interest on other loans from the financial sector	17.6	21.7	21.6	23.9	22.0
Interest on subordinated notes	12.5	11.7	12.0	11.8	11.5
Other Interest	2.8	2.6	1.3	2.3	2.7
CER adjustments (3)	10.2	7.6	10.4	11.4	10.5
Deposits guarantee fond	4.7	5.1	6.1	6.0	6.2
Other	16.1	29.6	57.7	19.3	53.7

Total Financial Expenses	169.5	207.0	271.0	248.8	300.7

(3) CER adjustments
Time deposits CER adjusted	2.5	1.8	2.4	1.2	0.5
Advance for BODEN purchase	6.9	5.1	7.0	9.1	8.8
Other	0.8	0.7	1.0	1.1	1.2
TOTAL	10.2	7.6	10.4	11.4	10.5

Banco Macro’s 2Q08’s net financial income was Ps.398.6 million, Ps.164.7 million or 70% higher than 2Q07 and Ps.43.7 million or 12% higher than 1Q08.

Banco Macro’s net fee income of Ps.174.5 million rose by 44% or Ps.53.5 million from last year’s level of Ps.121.0 million, which is attributable to an increase in fees on deposit accounts, debit and credit cards, and credit related fees. The quarterly increase, Ps.21.2 million or 14%, was explained by the same factors.

NET FEE INCOME	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Fee charges on deposit accounts	97.1	107.9	127.5	133.9	143.6
Debit and credit card income	21.6	23.3	26.4	28.1	31.2
Other fees related to foreign trade	3.8	3.9	3.9	4.1	5.9
Credit-related fees	11.7	13.6	15.8	14.3	20.4
Lease of safe-deposit boxes	3.4	3.8	3.7	3.8	3.7
Other	15.6	16.1	16.4	12.6	13.3
Total fee income	153.2	168.6	193.7	196.8	218.1

Total fee expenses	32.2	43.1	42.8	43.5	43.6

Net fee income	121.0	125.5	150.9	153.3	174.5

2Q08 Results	Page 4 of 18

In 2Q08, Banco Macro’s administrative expenses grew by 30% to Ps.296.3, compared Ps.228.4 million in 2Q07. Personnel expenses climbed by 36% which was attributable to the salary increase agreed with the Unions (19.5% effective since March) and a slight increase in the number of employees.

When compared to 1Q08, administrative expenses declined by 2% or Ps.5.5 million. Personnel expenditures decreased by Ps.26.7 million due to the impact of year-end bonuses pay in 1Q08, partially compensated by the 19.5% salary increase effective since March. Moreover, fees to directors and statutory auditors rose by Ps.9.6 million and advertising and publicity expenses rose by Ps.4.1 million.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) largely improved to 51.7% when compared to previous quarters (59.4% in 1Q08 and 64.5% in 2Q07).

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Personnel expenses	138.1	147.2	166.0	213.9	187.2
Fees to directors & statutory auditors	14.8	3.8	15.6	3.8	13.4
Other profesional fees	9.1	9.5	14.2	10.2	11.8
Advertising & publicity	10.4	13.8	16.6	10.2	14.3
Taxes	2.3	2.9	2.8	2.7	3.4
Equipment depreciation	9.9	10.5	12.5	12.9	12.5
Organization expenses amortization	4.0	4.5	5.6	6.0	6.1
Other operating expenses	35.1	37.5	36.1	39.1	42.7
Other	4.7	4.7	4.8	3.0	4.9
Total Administrative Expenses	228.4	234.4	274.2	301.8	296.3

Total Employees	7.767	7.848	7.868	7.846	7.962
Branches	428	428	427	426	423

Efficiency ratio	64.5%	65.6%	54.0%	59.4%	51.7%

The Bank’s net other loss was Ps.12.9 million. The decrease in “other income” was explained by lower loan recoveries and lower miscellaneous gains, while “other losses” increased based on higher accrued taxes.

2Q08 Results	Page 5 of 18

NET OTHER INCOME	MACRO consolidated
Other Income	II07	III07	IV07	I08	II08
Penalty interest	1.5	2.2	2.5	2.6	2.9
Recovered loans and allowances reversed	49.1	35.7	20.9	29.8	16.8
Other	13.3	8.0	16.1	21.1	11.7
Total Other Income	63.9	45.9	39.5	53.5	31.4
Other Expense
Uncollected charges for other loans and other provisions	1.0	5.6	4.2	11.4	4.0
Difference in amparos amortization	5.9	8.8	9.0	9.0	6.4
Depreciation and loss of other assets	0.9	0.9	0.5	0.4	0.4
Goodwill amortization	2.3	2.4	2.3	2.1	2.1
Other Expense	26.4	17.3	19.0	17.8	31.4
Total Other Expense	36.5	35.0	35.0	40.7	44.3

Net Other Income	27.4	10.9	4.5	12.8	-12.9

Finally, in 2Q08, the effective income tax rate increased to 26.8% from 17.2% and 20.2% registered in 2Q07 and 1Q08 respectively. Now, Nuevo Banco Bisel is the only subsidiary with tax-loss carry forwards after Suquia´s merge.

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector continued to grow at attractive rates (63% YoY, or Ps.4.13 billion). Aggregating the Bank’s financial trust and leasing portfolio, total financing increased 56% YoY, and netting the effects related to the Bank’s liquidity management policy (advances to AAA companies) increased 47% or Ps.3.45 billion YoY and 8% QoQ.

In 2Q08, the Bank’s lending portfolio expansion (YoY) resulted in a 73% increase in personal loans, or Ps.1.58 billion. It is important to highlight that Banco Macro has 90% of its personal loans extended to payroll accounts. Moreover, credit card loans increased by 41% YoY, or Ps.243.8 million.

In addition, overdrafts portfolio (mainly loans to “AAA” companies) increased 127% YoY, and 81% QoQ based on a different allocation of the Bank’s liquid asset (see “Liquid Assets”).

2Q08 Results	Page 6 of 18

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	II07	III07	IV07	I08	II08	Q to Q	Y to Y

Overdrafts (total)	891.5	1,342.8	1,375.1	1,116.7	2,022.5	81%	127%
Overdrafts	584.5	666.0	805.2	770.3	901.8
AAA (liquidity administration)	307.0	676.8	569.9	346.4	1,120.7
Discounted documents	729.7	1,043.2	1,213.7	1,058.8	1,093.5	3%	50%
Mortgages	477.2	575.3	619.8	621.6	722.9	16%	51%
Pledges	291.7	324.3	348.0	362.7	378.3	4%	30%
Consumer	2,167.3	2,763.2	3,207.5	3,521.8	3,744.1	6%	73%
Credit Cards	589.6	635.6	722.0	780.6	833.4	7%	41%
Others	1,441.1	1,584.9	1,719.0	1,741.4	1,925.6	11%	34%
Total credit to the private sector	6,588.1	8,269.3	9,205.1	9,203.6	10,720.3	16%	63%
Financial trusts	664.2	728.2	548.9	658.7	733.5	11%	10%
Leasing	331.1	373.6	372.9	387.5	388.9	0%	17%
Total credit w/ f. trusts and leasing	7,583.4	9,371.1	10,126.9	10,249.8	11,842.7	16%	56%

Total credit w/o liquidity administration	7,276.4	8,694.3	9,557.0	9,903.4	10,722.0	8%	47%

PUBLIC SECTOR ASSETS

The Bank’s exposure of public sector assets (net of LEBAC / NOBAC) to total assets ratio was 6.3% in 2Q08, smaller percentage when compared to the 7.1% posted in 1Q08 and the 8% system’s average.

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

LEBAC / NOBAC B.C.R.A.	3,670.9	3,853.6	3,268.7	3,856.3	3,118.5
Other	357.2	268.2	311.6	706.1	378.7
Government securities	4,028.1	4,121.8	3,580.3	4,562.4	3,497.2
Guaranteed loans	763.1	750.2	730.0	742.7	731.7
Provincial loans	0.2	0.4	0.4	0.4	0.3
Government securities loans	8.8	14.5	7.0	6.0	13.8
Loans	772.1	765.1	737.4	749.1	745.8
Purchase of government bonds	190.6	111.0	125.8	64.5	195.1
Other receivables for financial intermediation	190.6	111.0	125.8	64.5	195.1
BODEN to collect	15.7	14.5	21.9	22.6	18.7
Other receivables	15.7	14.5	21.9	22.6	18.7

TOTAL PUBLIC SECTOR ASSETS	5,006.5	5,012.4	4,465.4	5,398.6	4,456.8

TOTAL PUBLIC SECTOR LIABILITIES	831.7	642.9	470.0	580.4	685.1

Net exposure	4,174.8	4,369.5	3,995.4	4,818.2	3,771.7

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,335.6	1,158.8	1,196.7	1,542.3	1,338.3

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	7.4%	5.9%	6.0%	7.1%	6.3%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	2.8%	2.6%	3.7%	4.5%	3.1%

2Q08 Results	Page 7 of 18

FUNDING

Deposits

Banco Macro’s total deposit base amounted to Ps.14.9 billion, and is the most important source of funds for the Bank (81% of total liabilities).

Public sector deposits rose 16% QoQ. This expansion was mainly explained by the higher fiscal surplus in the provinces in which the Bank acts as financial agent. Additionally, private and financial sector deposits remained at similar levels as 1Q08.

Nevertheless, private sector funding increased 20% YoY, or Ps.2.1 billion, while public sector funds grew Ps.0.8 billion or 49%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	II 07	III 07	IV 07	I 08	II 08	Q to Q	Y to Y

Public sector	1,650.1	2,043.9	1,774.1	2,132.7	2,466.3	16%	49%

Financial sector	9.4	9.3	13.3	9.7	9.9	2%	5%

Private sector	10,363.0	11,419.3	11,803.7	12,410.1	12,430.8	0%	20%
Current accounts	2,415.8	2,370.0	2,599.7	2,552.9	2,536.4	-1%	5%
Savings accounts	2,261.8	2,603.8	2,780.4	2,610.5	2,559.5	-2%	13%
Time deposits	5,176.3	5,947.8	5,907.0	6,667.4	6,776.8	2%	31%
Other	509.1	497.7	516.6	579.3	558.1	-4%	10%
TOTAL	12,022.5	13,472.5	13,591.1	14,552.5	14,907.0	2%	24%

Other sources of funds

In 2Q08, other sources of funds remained at similar levels as the previous quarter. The increase compared to 2Q07 (9%) was mainly explained by the Bank’s equity growth.

When compared to 1Q08, corporate bonds (subordinated and unsubordinated) decreased due to the interest payments of Class 1 and 3 in the amount of Ps.38.7 million, as well as the positive impact of the decline of nominal exchange rates on the corporate bonds portfolio.

In 2Q08, the Bank’s equity was reduced as compared to 1Q08 due to the cash dividend payment of Ps.171 million in May and to the repurchase of the Bank’s shares for Ps.85 million.

2Q08 Results	Page 8 of 18

OTHER FUNDING	MACRO consolidated
In MILLION $	II07	III07	IV07	I 08	II08

Central Bank	402.7	339.0	347.9	355.3	366.4
Banks and international institutions	166.1	167.6	164.8	170.5	212.7
Financing received from Argentine financial institutions	92.2	130.3	160.3	114.8	208.2
Subordinated corporate bonds	481.0	501.5	490.7	504.4	471.1
Unsubordinated corporate bonds	790.2	787.0	799.5	769.4	749.9
Shareholders´ equity	2,450.8	2,538.9	2,707.7	2,849.3	2,766.5
Total Funding	4,383.0	4,464.3	4,670.9	4,763.7	4,774.8

Banco Macro’s average cost of funds reached 6.7% as of June 2008, an increase equivalent to 130 bp. Despite being a slight increase from 5.4% in March 2008, this is still among one of the lowest in the banking sector. Banco Macro’s current and saving accounts continued to represent approximately 50% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

The Bank’s liquid assets increased by 4% YoY, but slightly decreased 0.6% QoQ.

During the quarter, LEBAC/NOBAC portfolio declined by Ps.1.8 billion explained by the scheduled mature of the portfolio, trading and by lower Repos volume. This was compensated with higher cash levels that rose by Ps.1.0 billion, and an increase in loans to “AAA” companies (Ps. 774.3 million); thus taking advantage of the lower competitive environment in this segment and the attractive interest rates.

Banco Macro’s liquid asset to deposits ratio remained at a healthy 53.6%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Cash	2,472.8	2,567.6	3,117.4	2,462.1	3,485.0
Guarantees for compensating chambers	156.5	154.2	186.4	178.6	183.0
Loans to AAA companies	307.0	676.8	569.9	346.4	1,120.7
Call	483.0	28.6	65.0	130.0	65.0
Repos	48.1	25.2	67.0	18.4	14.5
LEBAC / NOBAC	4,236.2	4,586.0	3,478.2	4,900.6	3,118.5
TOTAL	7,703.6	8,038.4	7,483.9	8,036.1	7,986.7

Liquid assets to total deposits	64.1%	59.7%	55.1%	55.2%	53.6%

2Q08 Results	Page 9 of 18

SOLVENCY

In 2Q08, Banco Macro showed an excess capital of Ps.1.7 billion, a value grater than the required capital amount of Ps.1.3 billion.

The capitalization ratio was 22.1%, well above the 10.5% minimum required by the Central Bank.

The main target for the Bank’s excess capital is growth with the consequent higher leverage of its balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08
Credit requirements	764	799	884	927	1.023
Market risk requirements	85	127	127	111	103
Interest rate requirements	6	7	102	118	165
Incremental requirements	129	18	36	148	11
Integrated capital	2,710	2,852	2,970	3,132	2,962
Excess capital	1,726	1,901	1,821	1,828	1,660

ASSET QUALITY

In 2Q08, Banco Macro’s non-performing financing to total financing ratio was 2.03%, a value similar to the previous quarter. This slight weakening in consumer portfolio asset quality was expected by the Bank due to the lower growth rate of the Argentine economy and the portfolio maturity.

The coverage ratio continued at 107.8%.

ASSET QUALITY	MACRO consolidated
In MILLION $	II07	III07	IV07	I 08	II08
Commercial portfolio	4,517.6	4,981.7	5,291.3	4,908.0	6,150.7
Irregular	47.2	47.3	46.2	67.6	60.6
Consumer portfolio	4,267.4	5,057.8	5,699.6	6,054.1	6,292.6
Irregular	88.9	87.5	121.8	150.4	191.4
Total portfolio	8,785.0	10,039.5	10,990.9	10,962.1	12,443.3
Irregular	136.2	134.8	168.0	218.0	252.0
Irregular / Total portfolio	1.55%	1.34%	1.53%	1.99%	2.03%
Total provisions	216.9	211.8	238.3	241.9	271.7
Coverage ratio w/allowances	159.25%	157.12%	141.85%	110.95%	107.81%

2Q08 Results	Page10 of 18

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	Macro consolidated
In MILLION $	II 07	III 07	IV 07	I 08	II 08

CER adjustable ASSETS

Guaranteed loans	760.7	749.0	728.7	742.1	730.9
Loans to the private sector	70.0	57.0	65.5	60.4	59.7
Other loans	17.0	16.1	16.0	15.7	11.6
Loans	847.7	822.1	810.2	818.2	802.2

Leasing	4.5	4.3	4.4	4.2	4.3
Other loans	12.5	12.9	13.1	12.8	12.8
Total CER adjustable assets	864.7	839.3	827.7	835.2	819.3

CER adjustable LIABILITIES
Deposits	125.6	92.9	74.6	23.2	13.1
Other liabilities for financial intermediation	441.4	379.9	387.2	396.8	406.1
Subordinated debt	2.8	2.4	2.5	2.1	2.2
Total CER adjustable liabilities	569.8	475.2	464.3	422.1	421.4

NET ASSET CER EXPOSURE	294.9	364.1	363.4	413.1	397.9

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Cash	1,226.1	1,262.4	1,001.5	1,010.5	1,141.5
Government Securities	333.2	187.4	288.4	277.8	174.2
Loans	1,143.2	1,497.9	1,599.7	1,493.2	1,781.6
Other receivables from financial intermediation	158.9	228.0	238.1	163.3	298.7
Investments in other companies	1.3	1.3	1.3	1.3	0.4
Other receivables	35.0	21.2	23.1	24.4	52.3
Other assets	0.0	19.0	20.4	52.5	55.2
TOTAL ASSETS	2,897.7	3,217.2	3,172.5	3,023.0	3,503.9
Deposits	1,928.6	2,089.5	2,119.2	2,121.6	2,186.5
Other liabilities from financial intermediation	863.7	901.4	984.0	880.6	1,158.1
Other liabilities	4.7	5.3	7.7	4.7	3.9
Subordinated corporate bonds	478.2	499.1	488.2	502.2	468.9
TOTAL LIABILITIES	3,275.2	3,495.3	3,599.1	3,509.1	3,817.4

NET FX POSITION	-377.5	-278.1	-426.6	-486.1	-313.5

2Q08 Results	Page11 of 18

RELEVANT AND RECENT EVENTS

✓	In July 15, 2008, the Board of Directors increased the Share Buy Back Program to 50 million ordinary shares from 30 million and the maximum amount to be invested to Ps.290 million from Ps.210 million.

✓
In August 1, 2008, Banco Macro paid semi-annual interest on Class 2 Notes for USD 6 million. In June 2008, the Bank had also paid semi-annual interest on Class 1 and 3 Notes for USD 7.3 million and Ps.16.6 million, respectively.

✓
As of August 4 2008, Banco Macro has repurchased 31.2 million ordinary shares Class B (including ADS) totaling Ps.185.3 million according to the terms and conditions established in the Share Buy Back Program launched in January 8, 2008.

2Q08 Results	Page12 of 18

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on August 8, 2008 at 12:00 p.m. Buenos Aires time (11:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager). Dial in information:

(877) 718-5101 (Within the U.S.)

(719) 325-4800 (Outside the U.S.)

Conference ID: 9227304

DISCLAIMER

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar	visit our website at: www.macro.com.ar

2Q08 Results	Page13 of 18

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

ASSETS	17,963.1	19,731.7	19,781.2	21,606.6	21,170.7
Cash	2,472.8	2,567.6	3,117.4	2,462.1	3,485.0
Government Securities	4,811.0	4,946.2	3,950.7	5,715.1	3,600.7
LEBAC/NOBAC	4,236.2	4,586.0	3,478.2	4,900.6	3,118.5
Other	574.8	360.2	472.5	814.5	482.2
Loans	7,799.9	9,015.9	10,009.4	10,044.8	11,436.9
to the non-Financial Government Sector	765.0	752.8	732.5	745.1	733.8
to the Financial Sector	544.4	80.5	161.7	183.5	97.9
to the non-financial private sector	6,685.0	8,376.0	9,335.6	9,339.9	10,858.7
-Overdrafts	891.5	1,342.8	1,375.1	1,116.7	2,022.5
-Discounted documents	729.7	1,043.2	1,213.7	1,058.8	1,093.5
-Mortgages	477.2	575.3	619.8	621.6	722.9
-Pledges	291.7	324.3	348.0	362.7	378.3
-Consumer	2,167.3	2,763.2	3,207.5	3,521.8	3,744.1
-Credit cards	589.6	635.6	722.0	780.6	833.4
-Other	1,441.1	1,584.9	1,719.0	1,741.4	1,925.6
- Less: int. doc., cotiz dif.	96.9	106.7	130.5	136.3	138.4
Allowances	-194.5	-193.4	-220.4	-223.7	-253.5
Other receivables from financial intermediation	1,549.5	1,740.5	1,226.3	1,902.8	1,216.2
Investments in other companies	10.8	10.4	10.4	10.4	9.7
Other receivables	233.2	265.5	254.3	257.7	238.0
Other assets	1,085.9	1,185.6	1,212.7	1,213.7	1,184.2
LIABILITIES	15,512.3	17,192.8	17,073.5	18,757.3	18,404.2
Deposits	12,022.5	13,472.5	13,591.1	14,552.5	14,907.0
From the non-financial government sector	1,650.1	2,043.9	1,774.1	2,132.7	2,466.3
From the financial sector	9.4	9.3	13.3	9.7	9.9
From the non-financial private sector	10,363.0	11,419.3	11,803.7	12,410.1	12,430.8
-Checking accounts	2,415.8	2,370.0	2,599.7	2,552.9	2,536.4
-Savings accounts	2,261.8	2,603.8	2,780.4	2,610.5	2,559.5
-Time deposits	5,176.3	5,947.8	5,907.0	6,667.4	6,776.8
-Other	509.1	497.7	516.6	579.3	558.1
Other liabilities from financial intermediation	2,726.6	2,858.7	2,571.8	3,197.0	2,595.9
Subordinated corporate bonds	481.0	501.5	490.7	504.4	471.1
Other liabilities	282.2	360.1	419.9	503.4	430.2

STOCKHOLDERS´ EQUITY	2,450.8	2,538.9	2,707.7	2,849.3	2,766.5

LIABILITIES + STOCKHOLDERS´ EQUITY	17,963.1	19,731.7	19,781.2	21,606.6	21,170.7

2Q08 Results	Page14 of 18

QUARTERLY BALANCE SHEET	BISEL
In MILLION $	II07	III07	IV07	I08	II08

ASSETS	3,434.2	3,513.6	3,775.9	3,836.1	3,957.5
Cash	366.1	400.8	484.4	417.7	454.6
Government Securities	1,177.4	1,089.5	840.5	1,103.8	867.5
Loans	1,308.5	1,450.4	1,663.3	1,690.2	1,873.7
to the non-Financial Government Sector	187.4	182.7	176.8	181.3	175.2
to the Financial Sector	0.0	0.1	3.3	0.0	0.0
to the non-financial private sector	1,150.1	1,295.2	1,515.0	1,550.9	1,743.7
-Overdrafts	236.1	143.4	117.8	113.4	265.4
-Discounted documents	255.8	375.4	469.3	450.9	420.5
-Mortgages	68.6	89.8	103.7	104.1	106.3
-Pledges	72.9	77.7	109.7	118.2	126.0
-Consumer	202.1	284.9	344.3	383.2	415.3
-Credit cards	168.9	176.3	210.0	220.8	223.5
-Other	120.8	122.7	128.2	130.2	154.5
-Less: int. doc., cotiz dif.	24.9	25.0	32.0	30.1	32.2
Allowances	-29.0	-27.6	-31.8	-42.0	-45.2
Other receivables from financial intermediation	401.6	368.1	572.8	404.3	532.2
Investments in other companies	1.3	1.3	1.3	1.3	0.4
Other receivables	40.8	41.9	45.6	46.5	52.7
Other assets	138.5	161.6	168.0	172.3	176.4
LIABILITIES	2,426.1	2,475.6	2,662.5	2,668.9	2,720.3
Deposits	1,844.9	1,951.0	1,929.9	2,065.9	1,892.9
From the non-financial government sector	23.6	19.7	14.7	20.4	23.6
From the financial sector	0.5	0.5	1.7	0.6	1.6
From the non-financial private sector	1,820.8	1,930.8	1,913.5	2,044.9	1,867.7
-Checking accounts	505.5	498.1	501.8	552.0	530.0
-Savings accounts	454.5	478.8	496.1	492.4	458.6
-Time deposits	786.4	877.9	836.9	916.4	809.8
-Other	74.4	76.0	78.7	84.1	69.3
Other liabilities from financial intermediation	546.9	472.6	676.5	539.5	774.2
Subordinated corporate bonds	0.0	0.0	0.0	0.0	0.0
Other liabilities	34.3	52.0	56.1	63.5	53.2

STOCKHOLDERS´ EQUITY	1,008.1	1,038.0	1,113.4	1,167.3	1,237.2

LIABILITIES + STOCKHOLDERS´ EQUITY	3,434.2	3,513.6	3,775.9	3,836.1	3,957.5

2Q08 Results	Page15 of 18

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	II07	III07	IV07	I08	II08

Financial income	403.1	440.0	629.8	603.7	699.3
Interest on cash and due from banks	2.8	6.6	5.3	2.5	1.7
Interest on loans to the financial sector	12.1	5.1	4.8	2.6	3.9
Interest on overdrafts	41.2	47.5	63.9	62.2	78.8
Interest on documents	27.9	37.1	50.2	52.6	60.6
Interest on mortgages	14.8	17.7	21.3	21.3	22.9
Interest on pledges	12.0	12.5	14.8	15.2	15.9
Interest on credit cards	13.0	13.7	17.4	20.6	24.5
Interest on other loans	115.0	140.9	171.7	198.9	216.2
Income from government & private securities	86.6	84.4	191.3	139.6	156.4
Net options results	1.0	0.5	0.1	0.0	0.0
Results of guaranteed loans	8.8	14.4	2.9	9.0	9.2
Interest on other receivables from fin. intermediation	4.8	5.7	3.8	6.2	3.7
CER adjustment	16.7	6.3	30.5	22.4	21.6
CVS adjustment	0.5	0.4	0.3	0.2	0.2
Difference in Foreign Exchange	15.5	13.9	16.8	12.0	47.0
Other	30.4	33.3	34.7	38.4	36.7
Financial expense	-169.5	-207.0	-271.0	-248.8	-300.7
Interest on checking accounts	-4.6	-5.3	-4.8	-4.0	-3.4
Interest on saving accounts	-2.3	-2.7	-4.3	-3.4	-3.3
Interest on time deposits	-97.7	-119.3	-150.7	-165.7	-186.6
Interest on loans from the financial sector	-1.0	-1.4	-2.1	-1.0	-0.8
Interest on other loans from the financial sector	0.0	0.0	-0.1	0.0	-0.1
Interest on subordinated notes	-12.5	-11.7	-12.0	-11.8	-11.5
Other Interest	-2.8	-2.6	-1.3	-2.3	-2.4
Net Income from options	0.5	0.0	0.1	-0.3	0.1
Interest on other receivables from fin. intermediation	-17.6	-21.7	-21.6	-23.9	-22.0
CER adjustments	-10.2	-7.6	-10.4	-11.4	-10.5
Deposits guarantee fund	-4.7	-5.1	-6.1	-6.0	-6.2
Other Interest	-16.6	-29.6	-57.7	-19.0	-54.0
Net financial income	233.9	233.0	358.8	354.9	398.6
Provision for loan losses	-14.6	-29.8	-33.0	-28.7	-43.2

Fee income	153.2	168.7	193.7	196.8	218.1
Fee expense	-32.2	-43.1	-42.8	-43.5	-43.6
Net fee income	121.0	125.6	150.9	153.3	174.5

Administrative expense	-228.4	-235.4	-274.2	-301.8	-296.3
Minority interest	-0.1	-0.4	-0.6	-0.6	-0.7
Net other income	27.4	11.6	4.5	12.8	-12.9
Earnings before income tax	139.2	104.6	206.4	189.9	220.0
Income tax	-23.9	-16.6	-37.7	-38.3	-59.0

Net income	115.3	88.0	168.7	151.6	161.0

2Q08 Results	Page16 of 18

QUARTERLY INCOME STATEMENT	BISEL
In MILLION $	II07	III07	IV07	I08	II08

Financial income	74.6	81.2	132.4	117.2	150.2
Interest on cash and due from banks	0.1	0.8	0.4	0.2	0.1
Interest on loans to the financial sector	0.6	0.0	0.0	0.0	0.0
Interest on overdrafts	10.1	9.9	11.9	12.9	10.3
Interest on documents	15.1	20.6	28.9	31.8	39.0
Interest on mortgages	2.1	2.4	3.3	3.4	3.5
Interest on pledges	2.9	2.8	4.6	5.1	5.6
Interest on credit cards	2.2	1.8	2.7	3.6	4.8
Interest on other loans	0.1	0.1	0.2	0.1	0.1
Income from government & private securities	28.0	31.3	65.0	44.6	59.0
Net options results	0.0	0.0	0.0	0.0	0.0
Results of guaranteed loans	2.3	8.0	-3.6	2.4	2.4
Interest on other receivables from fin. intermediation	0.6	0.7	0.8	0.8	0.4
CER adjustment	4.2	-3.0	10.6	5.8	5.5
CVS adjustment	0.0	0.0	0.0	0.0	0.0
Difference in Foreign Exchange	2.3	1.7	2.8	1.3	14.2
Other	4.0	4.1	4.8	5.2	5.3
Financial expense	-23.8	-33.6	-41.7	-32.4	-47.6
Interest on checking accounts	-0.2	-0.1	-0.2	-0.2	-0.2
Interest on saving accounts	-0.5	-0.6	-0.7	-0.7	-0.6
Interest on time deposits	-13.0	-15.2	-17.9	-18.8	-19.0
Interest on loans from the financial sector	0.0	0.0	-0.1	0.0	-0.1
Interest on other loans from the financial sector	-0.1	0.0	0.0	0.0	-0.1
Other Interest	-0.9	-0.9	-0.8	-0.9	-0.8
Interest on other receivables from fin. intermediation	0.0	0.0	-0.1	-0.1	0.0
CER adjustments	-4.0	-2.8	-4.0	-4.7	-4.2
Deposits guarantee fund	-0.7	-0.8	-0.8	-0.9	-0.9
Other Interest	-4.4	-13.2	-17.1	-6.1	-21.7
Net financial income	50.8	47.6	90.7	84.8	102.6
Provision for loan losses	-5.1	-6.3	-4.8	-7.8	-7.2

Fee income	29.3	33.1	36.2	38.1	40.0
Fee expense	-2.6	-4.0	-6.7	-6.1	-6.0
Net fee income	26.7	29.1	29.5	32.0	34.0

Administrative expense	-46.0	-51.2	-53.4	-62.4	-64.3
Minority interest	0.0	0.0	0.0	0.0	0.0
Net other income	25.1	10.7	13.4	7.3	4.8
Earnings before income tax	51.5	29.9	75.4	53.9	69.9
Income tax	0.0	0.0	0.0	0.0	0.0

Net income	51.5	29.9	75.4	53.9	69.9

2Q08 Results	Page17 of 18

3 MONTHS ANNUALIZED RATIOS	MACRO consolidated
	II07	III07	IV07	I08	II08

Profitability & performance
Net interest margin	6.1%	5.8%	8.4%	7.8%	7.7%
Fee income ratio	34.1%	35.0%	29.6%	30.2%	30.5%
Efficiency ratio	64.5%	65.6%	54.0%	59.4%	51.7%
Fee income as a percentage of adm expenses	52.9%	53.4%	54.8%	50.8%	58.9%
Return on average assets	2.7%	2.0%	3.5%	3.0%	3.1%
Return on average equity	19.5%	14.5%	26.2%	22.0%	23.6%
Liquidity
Loans as a percentage of total deposits	66.5%	68.4%	75.3%	70.6%	78.4%
Liquid assets as a percentage of total deposits	64.1%	59.7%	55.1%	55.2%	53.6%
Capital
Total equity as a percentage of total assets	13.6%	12.9%	13.7%	13.2%	13.1%
Regulatory capital as a percentage of risk weighted assets	27.9%	28.1%	26.8%	27.3%	22.1%
Asset Quality
Allowances over total loans	2.4%	2.1%	2.2%	2.2%	2.2%
Non-performing loans as a percentage of total loans	1.6%	1.4%	1.6%	2.0%	2.0%
Allowances as a percentage of non-performing loans	156.7%	152.1%	138.8%	111.4%	107.0%
Amparos as a percentage of average equity	3.7%	4.5%	3.9%	3.3%	3.4%

6 MONTH ANNUALIZED RATIOS	MACRO consolidated
	II07	III07	IV07	I08	II08

Profitability & performance
Net interest margin	6.8%	6.4%	6.9%	7.8%	7.7%
Fee income ratio	32.3%	33.2%	32.0%	30.2%	30.3%
Efficiency ratio	61.3%	62.7%	59.9%	59.4%	55.3%
Fee income as a percentage of adm expenses	52.8%	53.0%	53.5%	50.8%	54.8%
Return on average assets	2.9%	2.6%	2.8%	3.0%	3.0%
Return on average equity	20.4%	18.4%	20.2%	22.0%	22.8%
Liquidity
Loans as a percentage of total deposits	66.5%	68.4%	75.3%	70.6%	78.4%
Liquid assets as a percentage of total deposits	64.1%	59.7%	55.1%	55.2%	53.6%
Capital
Total equity as a percentage of total assets	13.6%	12.9%	13.7%	13.2%	13.1%
Regulatory capital as a percentage of risk weighted assets	27.9%	28.1%	26.8%	27.3%	22.1%
Asset Quality
Allowances over total loans	2.4%	2.1%	2.2%	2.2%	2.2%
Non-performing loans as a percentage of total loans	1.6%	1.4%	1.6%	2.0%	2.0%
Allowances as a percentage of non-performing loans	156.7%	152.1%	138.8%	111.4%	107.0%
Amparos as a percentage of average equity	3.7%	4.6%	4.1%	3.3%	3.4%

2Q08 Results	Page18 of 18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2008
MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director